FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail

GAS NATURAL REJECTS THE STATEMENTS OF JOSÉ MARÍA CUEVAS, PRESIDENT OF THE CEOE ENTREPRENEURS’ ASSOCIATION

In connection with the statements made today by José Maria Cuevas, President of the CEOE (Confederación Española de Organizaciones Empresariales), Gas Natural declares the following:

1. It is unfortunate from the President of the CEOE, and inappropriate from anyone who should be the representative of all Spanish enterprises, indistinctly, to make political assessments with respect to a corporate transaction that affects two of the most important companies in the Spanish energy sector.

2. To Gas Natural, it is absolutely reprehensible that the President of the Spanish Entrepreneurs’ association should question, without basis, the business nature of the Offer (OPA) for Endesa shares by Gas Natural, which has followed all regulatory formalities and procedures provided by Spanish and European laws.

3. The statements of José María Cuevas discredit anyone who serves as the chief representative of the CEOE, which should show respect for institutions and all the members it represents. His absurd and insensitive words prove that he totally lacks any knowledge of how these corporate transactions are developed and executed in Spain.

4. As members of the CEOE entrepreneurs’ association, and understanding that many other Spanish employers have been offended by these statements, Gas Natural makes a vigorous protest, requiring that he publicly rectifies such statements, at the same time asking for more reflection and better judgment, and less irresponsibility and imprudence when making public statements on behalf of the entire Spanish business community interests.

Barcelona, March 9, 2006

GAS NATURAL SDG, S.A.

Av. Portal de l’Àngel, 22
08002 Barcelona

Tel.: 93 402 56 88 / 87
Fax: 93 402 58 62
www.gasnatural.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: March 9, 2006	By:	/s/ Carlos J. Álvarez Fernández
Name: Carlos J. Álvarez Fernández
Title: Chief Financial Officer